UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-K

**CURRENT REPORT PURSUANT
TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934**

Date of Report (Date of earliest event reported): March 1, 2010

MORRIS PUBLISHING GROUP, LLC
(Exact Name of Registrant as Specified in Its Charter)

Georgia
(State or other jurisdiction of incorporation)

333-112246	**26-2569462**
(Commission File Number)	**(IRS Employer Identification No.)**
725 Broad Street; Augusta, Georgia	**30901**
(Address of Principal Executive Offices)	**(Zip Code)**

(706) 724-0851
(Registrants' Telephone Number, Including Area Code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the Registrant under any of the following provisions:

☐ **Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)**

☐ **Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)**

☐ **Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))**

☐ **Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))**

Item 1.01 Entry into a Material Definitve Agreement.

On March 1, 2010, Morris Publishing Group, LLC and its subsidiary, Morris Publishing Finance Co., as Issuers, and all of its other subsidiaries, as guarantors, (altogether "Morris Publishing") entered into an Indenture with Wilmington Trust FSB ("Wilmington Trust") as Trustee and Collateral Agent, with respect to the Issuers' $100 million principal amount of Floating Rate Secured Notes due 2014 (the "New Notes"). Other than the relationships with respect to the Indenture, Morris Publishing and its affiliates have no material relationship with Wilmington Trust.

The New Notes were issued in consummation of the Debtors' Prepackaged Joint Plan of Reorganization Pursuant to Chapter 11 of the Bankruptcy Code (the "Plan") which was confirmed by the United States Bankruptcy Court for the Southern District of Georgia, Augusta Division (the "Bankruptcy Court") on February 17, 2010. Pursuant to the Plan, the claims of the holders of Morris Publishing's 7% Senior Subordinated Notes Due 2013, in an aggregate principal amount of approximately $278.5 million plus accrued and unpaid interest, (the "Old Notes") were cancelled in exchange for the issuance of the New Notes.

The New Notes will mature in 4-1/2 years, on September 1, 2014.

Under the terms of the Indenture, the New Notes will bear 10% interest commencing March 1, 2010, payable in cash quarterly; provided, however, that the interest rate could increase during the time that any "Refinanced Debt" (as defined in the Indenture) is outstanding, to a rate equal to the highest rate payable on the Refinanced Debt plus 5%, with one-half of the interest being payable quarterly in cash and the other half being paid-in-kind (PIK interest) in the form of an addition to the principal amount of the Notes. Under the Indenture, Morris Publishing may incur Refinanced Debt within 150 days after March 1, 2010, in order to refinance its approximately $7.2 million Tranche B Term Loan under its Credit Agreement dated October 15, 2009. If Morris Publishing is able to use available cash or borrowings from a new working capital facility to immediately repay the entire Refinanced Debt, then the interest rate on the New Notes would remain at 10% payable in cash.

The New Notes are secured by a lien on substantially all of the assets of Morris Publishing. The New Notes rank pari passu with the Tranche B Term Loan and principal payments on the New Notes and the Tranche B Term Loan will generally be made in proportion to the amounts outstanding, except that the Tranche B Term Loan may be paid with Refinanced Debt incurred within 150 days after March 1, 2010. The New Notes, and the liens securing the New Notes, will be subordinated to any senior debt of Morris Publishing, which may include any Refinanced Debt and a $10 million working capital facility which may be incurred in the future.

Under the terms of the Indenture, Morris Publishing generally must use its monthly positive cash flow to repay any Refinanced Debt, then any amounts outstanding on a working capital facility, and then to proportionally redeem the New Notes and, if the Tranche B Term Loan has not been refinanced, to prepay the Tranche B Term Loan. Such cash flow payments will not be required if and to the extent Morris Publishing would not have either $7 million of available cash or an available working capital facility.

Under certain conditions, the notes may be redeemed at the option of the Issuers. Upon certain sales or dispositions of assets or events of loss unless the proceeds are reinvested in accordance with the Indenture, the Issuers must offer to use proceeds to redeem the Notes. Upon a change of control of Morris Publishing, the Issuers must offer to repurchase all of the Notes.

The Indenture contains various representations, warranties and covenants generally consistent with the Indenture for the Old Notes, including requirements to provide reports and to file publicly available reports with the United States Securities and Exchange Commission (the "SEC") (unless the SEC will not accept the reports) and limitations on dividends, indebtedness, liens, transactions with affiliates and capital expenditures. In addition, the Indenture contains financial covenants requiring Morris Publishing to meet certain financial tests on an on-going basis, including a total leverage ratio and a cash interest coverage ratio, based upon the consolidated financial results of Morris Publishing.

A copy of the Indenture is furnished as Exhibit 4.05 and is incorporated herein by reference.

Item 1.02 Termination of a Material Definitive Agreement.

On March 1, 2010, Morris Publishing consummated the Plan which was confirmed by the Bankruptcy Court on February 17, 2010. Pursuant to the Plan, the claims of the holders of the Old Notes, in an aggregate principal amount of approximately $278.5 million plus accrued and unpaid interest, were cancelled in exchange for the issuance of the New Notes.

Under the terms of the Plan, that certain Indenture dated August 7, 2003 between Morris Publishing and Wilmington Trust as successor Trustee, with respect to the Issuers’ $278.5 million principal amount of Old Notes was terminated. Other than the relationships with respect to the Indenture for the New Notes, Morris Publishing and its affiliates have no material relationship with Wilmington Trust.

Item 2.03 Creation of a Direct Financial Obligation or an Obligation under an Off-Balance Sheet Arrangement of a Registrant.

On March 1, 2010, Morris Publishing became obligated with respect to $100 million of the New Notes, as described in Item 1.01 above.

Item 5.03 Amendments to Articles of Incorporation or Bylaws; Change in Fiscal Year.

On March 1, 2010, in accordance with the Bankruptcy Code and the Plan, Morris Publishing amended its Articles of Organization to provide that it may not issue non-voting membership or other equity securities. A copy of the Articles of Amendment is furnished as Exhibit 3.01 and is incorporated herein by reference.

On March 1, 2010, in accordance with Section 4.30 of the Indenture described in Item 1.01, Morris Publishing entered into an Amended and Restated Operating Agreement, which added a new provision providing that Holders of a majority in aggregate principal amount of the outstanding New Notes shall have the right to designate one representative (the "Note Observer") to attend all meetings of the Board of Directors of the company and each committee thereof as a non-voting observer; provided that such Note Observer shall have the same duties of confidentiality and non-disclosure as the other members of the Board of Directors. A copy of the Amended and Restated Operating Agreement is furnished as Exhibit 3.02 and is incorporated herein by reference.

Item 9.01 Financial Statements and Exhibits

(d) Exhibits:

Exhibit No.	Description
4.05	Indenture relating to the Floating Rate Secured Notes due 2014, dated as of March 1, 2010
3.01	Articles of Amendment to Articles of Organization of Morris Publishing Group, LLC, dated as of March 1, 2010
3.02	Amended and Restated Operating Agreement of Morris Publishing Group, LLC, dated as of March 1, 2010

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: **March 5, 2010** **MORRIS PUBLISHING GROUP, LLC**

By: **/s/ Steve K. Stone**
Steve K. Stone
Senior Vice President and Chief Financial Officer

EXHIBIT INDEX

Exhibit No.	Description
4.05	Indenture relating to the Floating Rate Secured Notes due 2014, dated as of March 1, 2010
3.01	Articles of Amendment to Articles of Organization of Morris Publishing Group, LLC, dated as of March 1, 2010
3.02	Amended and Restated Operating Agreement of Morris Publishing Group, LLC, dated as of March 1, 2010